

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Daniel O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
6001 54 Ave.
Taber, Alberta, Canada
T1G 1X4

> **Re: Flexible Solutions International, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 6, 2023**
> **File No. 333-269143**

Dear Daniel O'Brien:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed January 6, 2023

Description of Securities, page 7

1. We note your disclosure on the cover page relating to the offer of convertible preferred stock, rights, warrants and units, which you otherwise do not mention in the Description of Securities section. Please revise to include descriptions of each type of security being registered in this registration statement.

Exhibits

2. Please revise your fee table to include the units being registered in the registration statement and also provide information as to each type of securities separately in the manner required by Item 601(b)(107) of Regulation S-K.

3.   We note that your Exhibit 5.1 opinion includes an opinion with respect to various "securities which are the subject of the Registration Statement," which include shares of common stock, preferred stock, convertible preferred stock, rights, units and warrants. Please revise the Exhibit 5.1 opinion to address the legality of each type of security offered and also disclose that the units will be binding obligations of the company. For guidance, please consider Section II.B.1.h of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William Hart, Esq.